EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 12 April 2022

11 April 2022	Director/PDMR Shareholding
8 April 2022	Director/PDMR Shareholding
5 April 2022	Director/PDMR Shareholding
1 April 2022	Total Voting Rights
22 March 2022	Publication of Final Terms
8 March 2022	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

28 March 2022	Sale of majority interest in NGGT and Metering
15 March 2022	Sale of interest in St William Homes LLP JV